EXHIBIT 99.1

AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

Corporate Information

Australian-Canadian Oil Royalties Ltd. (“ACOR”, “the Company”, “we”, “us” or “our”) was incorporated in British Columbia, Canada, in April of 1997. The Company’s U.S. office is located at 1301 Avenue M, Cisco, Texas 76437.

Forward Looking Statement Safe Harbor

Any statements that are contained in this quarterly report that are not statements of historical fact are forward-looking statements. Readers can identify these statements by words such as 'may,' 'will,' 'expect,' 'anticipate,' 'estimate,' 'continue' or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information and are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including such factors as uncertainties in cash flow, expected costs of litigation, the outcome of litigation, the potential impact of government regulations and rulings, fluctuations in the economic environment and other such matters, many of which are beyond the control of the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements.

All values herein are denominated in US$ unless otherwise stated.

Financial Statements

Australian-Canadian Oil Royalties Ltd.

Consolidated Balance Sheets

	June 30,	December 31,
	2012	2011
	(unaudited)	(audited)
Assets

CURRENT ASSETS
Cash	$1,279,045	$28,551
Accounts receivable	19,868	28,397
Total Current Assets	1,298,913	56,948

PROPERTY AND EQUIPMENT
Oil and gas properties-being amortized	8,804,291	556,527
Oil and gas properties-not being amortized	626,943	621,943
Office equipment and software	24,783	24,783
Accumulated depreciation and depletion	(253,726)	(241,526)

Net Property and Equipment	9,202,291	961,727

OTHER ASSETS
Restricted cash	207,591	207,591
Other	1,084	1,084
Total Other Assets	208,675	208,675

TOTAL ASSETS	$10,709,879	$1,227,350

Liabilities and Stockholders' Equity

CURRENT LIABILITIES
Short-term debt	$3,000,000	$--
Accounts payable – trade	143,829	5,616
Account payable – related party	135,887	52,793
Accrued expenses	757	41,655
Loans from stockholders	243,500	243,500
Total Current Liabilities	3,523,973	343,564

STOCKHOLDERS' EQUITY
Preferred stock no par value (50,000,000 shares authorized
none outstanding)	--	--
Common stock, no par value (50,000,000 shares authorized
49,960,000 and 20,905,269 shares in 2012 and 2011
issued and outstanding)	10,824,368	4,116,877
Additional paid in capital	(113,303)	176,752
Accumulated deficit	(3,525,159)	(3,409,843)

Total Stockholders' Equity	7,185,906	883,786

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,709,879	$1,227,350

See accompanying notes to financial statements.

Australian-Canadian Oil Royalties Ltd.

Consolidated Statements of Operations

For the Three Months and Six Months Ended June 30, 2012 and 2011

(Unaudited)

	Three Months			Six Months
	2012		2011	2012	2011

OIL AND GAS REVENUES		$21,696	$14,171	$41,477	$47,271

COST OF SALES
Production taxes		-	33	25	71
Transportation costs		55	3,110	228	8,138
Depletion		6,100	11,184	12,200	22,368

GROSS PROFIT/LOSS		15,541	(156)	29,024	16,694

OPERATING EXPENSES
Personnel costs		14,184	33,941	30,405	65,992
Professional fees		29,840	28,081	74,078	37,995
Promotion and advertising		4,541	5,287	13,462	11,012
Office expenses		(841)	1,421	3,187	2,709
Depreciation		-	93	-	185
Directors' fees and other		4,551	48,094	4,551	48,171
Total Operating Expenses		52,275	116,917	125,683	166,064

OPERATING LOSS		(36,734)	(117,073)	(96,659)	(149,370)

OTHER INCOME/(EXPENSE)
Interest income		2,767	-	5,656
Interest expense		(7,007)	(1,176)	(16,459)	(2,339)

NET LOSS BEFORE INCOME TAXES		(40,974)	(118,249)	(107,462)	(151,709)

Foreign exchange loss		242	-	242	-
Australian income taxes		4,222	(399)	(7,612)	(7,910)

NET LOSS		$(45,438)	$(118,648)	$(115,316)	$(159,619)

BASIC (LOSS) PER COMMON SHARE	$	$(0.00)	$(0.01)	$(0.00)	$(0.01)

Weighted Average Number of Common
Shares Outstanding:
Basic		49,960,000	20,380,388	42,173,051	20,348,058

See accompanying notes to financial statements.

Australian-Canadian Oil Royalties Ltd.

Consolidated Statements of Cashflows

For the Six Months Ended June 30, 2012 and 2011

(Unaudited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(115,316)	$(159,619)
Adjustments to reconcile net (loss) to net cash
provided by operations:
Depreciation, depletion and amortization	12,200	22,553
Value of expenses contributed by officers	--	1,600
Stock issued for services	--	25,000
Stock issued for officers and directors	--	26,000
Changes in:
Receivables	8,529	2,805
Accounts payable and accrued expenses	180,409	54,224

NET CASH (USED) BY OPERATING ACTIVITIES	85,822	(27,437)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sale of common stock	1,625,630	50,000

NET CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of oil and gas interests	(460,958)	--

NET INCREASE IN CASH	1,250,494	22,563

Cash, Beginning of Period	28,551	2,345

Cash, End of Period	$1,279,045	$24,908

SUPPLEMENTAL DISCLOSURES:
Cash payments for:
Interest	$--	$--
Australian income taxes	$7,612	$7,910

NON CASH INVESTING AND FINANCING ACTIVITIES:
Surat Basin acquisition	$7,791,806	$--
Notes payable	(3,000,000)	--
Common stock	(4,791,806)	--
	$--	$--

See accompanying notes to financial statements.

Australian-Canadian Oil Royalties Ltd.

Selected Information for Consolidated Financial Statements

June 30, 2012

(Unaudited)

NOTE 1: BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Regulation S-B. They do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information included in the Company's Report on Form 10-K for the year ended December 31, 2011. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2012, are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

NOTE 2: GOING CONCERN CONSIDERATIONS

As of June 30, 2012, the Company has limited disposable cash and its revenues are not sufficient to, and cannot be projected to, cover operating expenses and expansion by the Company. These factors raise substantial doubt as to the ability of the Company to continue as a going concern. Management’s plans include attempting to raise funds from the public through a stock offering, and attempting to acquire additional producing interests in exchange for stock. Management intends to make every effort to identify and develop sources of funds. There is no assurance that Management will be successful. The Company could continue to operate at subsistence levels pending development of funding sources.

NOTE 3: PURCHASE OF OIL PROPERTIES

In the first quarter of 2012, the Company formed a wholly owned subsidiary, Chelsea Oil Australia Pty Ltd., for the purpose of completing an acquisition of working interests in the Surat Basin, onshore Australia. The purchase price for the working interest consisted of the following:

Issuance of 21,780,935 common shares at $0.22 per share	$4,791,806
Promissory notes to vendors	3,000,000
Stamp duty taxes and other fees	275,750
$8,067,556

NOTE 4: COMMON STOCK ISSUED FOR CASH

In January and February 2012, the Company sold 5,473,385 shares of its common stock at $0.35 per share for gross cash proceeds of $1,915,684. $290,054 in professional, advisory and finder’s fees were incurred in relation to the financing.

NOTE 5: SUBSEQUENT EVENT

Transactions have been evaluated from the date of the financial statements through the date the financial statements were available for issuance.

The Company will issue an additional 69,065 common shares and 5,000,000 purchase warrants with a strike price of $0.25 per warrant, as a part of the Surat Basin oil acquisition upon the approval of its shareholders of an increase in authorized shares. The Company plans to provide for an unlimited number of common shares available for issue.

Management's Discussion and Analysis and Plan of Operations

The following discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto as of December 31, 2011 and June 30, 2012 for the respective periods then ended.

General Discussion:

The Company’s strategy is three fold: 1) to seek overriding royalty interests (“Overriding Royalty Interests”) in oil and gas concessions within sedimentary basins in Australia, 2) to explore and develop the oil and gas concessions in Queensland, Australia in which it holds a working interest (“Working Interest”) and 3) to seek other Working Interests in oil and gas concessions within sedimentary basins of Australia to promote oil and gas exploration through seismic programs and drilling operations.

The Company’s ability to explore other oil and gas opportunities is dependent on adequate capital resources being available and equity being obtained, and/or finding partners to fund the exploration and drilling programs on the areas in which the Company holds Working Interests.

The severe flooding in 2010 caused the Snatcher 1, 2 and 3 wells drilled during the last quarter of 2009 to be shut in during most of 2010 and all of 2011. Subsequent to the end of 2011 work was reported to be ongoing in the field to reclaim existing Snatcher wells. The operator currently anticipates returning the field into production in April 2012. The Company holds an Overriding Royalty Interest in these three wells.

Of particular interest is the development of the Company’s 50% Working Interest in ATP 582. ATP 582 covers approximately 5.3 million gross acres and lies in the Georgina Basin, which is a part of the Cooper-Eromanga Basin. The improvement in multi high-pressure fracing technology over the past 10 years has made low permeable shale more economic to produce both oil and gas and has been widely used in North America to unlock unconventional reservoirs in shale bearing hydrocarbons. This technology has not been utilized in the Georgina Basin; however on the adjoining concession to the east, in the Northern Territory, two horizontal wells (MacIntyre-2 and Baldwin-2H) were drilled into the Arthur Creek Shale during the last quarter of 2011. Plans are to utilize the high pressure multiple stage fracing on these two wells in the Arthur Creek Shale formation in the second half of 2012. ATP 582 is well positioned with approximately 1,000,000 acres on the northern most part known to have the presence of the Arthur Creek Shale in place.

The Longtom gas project on VIC/P54 commenced production in October 2009 under a sales agreement with Santos Ltd. VIC/P54 is located in the Bass Strait of the Gippsland Basin. The Company holds a 1/20th of 1% of the Gross Production in this concession, which has two successful wells (Longtom #3 testing 23 million cubic feet of gas per day and the Longtom #4 testing 58 million cubic feet of gas per day).

On March 1, 2012, the Company closed the acquisition of a 100% working interest in PL 18, PL 40, and a 50% working interest in PL 280, located in the Bowen/Surat Basin in Queensland Australia.  This basin was home to the first oil discovery in Australia, and is currently the focus of significant coal-seam gas exploration and production activity by others.

The assets acquired by ACOR include 5 oilfields: Yellowbank Creek, Thomby Creek, Louise, McWhirter, Narrows and Beardmore.  These fields were developed in the 1970's and 1980's, and have collectively produced approximately 7-10% of the estimated oil originally in place ("OOIP").  The Company believes that up to 50% of the OOIP is potentially recoverable through the application of well-established enhanced recovery techniques including downspacing, horizontal drilling, and reservoir pressure maintenance through waterflooding.

In 2007, the vendors of the Surat assets (the "Vendors") obtained an independent resource report by CDS Data Services Pty Ltd. ("CDS Report") to assess the remaining recoverable oil resources in the 5 fields.  The CDS Report provided a range of 3.8 million barrels of oil equivalent to 6.7 million barrels of remaining recoverable oil resources.  Since 2007, there has been no significant investment in the fields as the Vendors were unsuccessful in securing the necessary capital to develop the remaining oil resources (See "Forward Looking Statement Safe Harbor" above).  Until September 2011 the fields were producing 4 barrels of oil per day (bopd) of high quality 51 degree oil, which is sold at a premium of approximately US$8.50 above Brent crude oil price, or a premium of approximately US$23.00 above the current West Texas Intermediate crude oil price.

On May 11, 2012, announce the completion of a definitive farm-out agreement with Terra Nova Minerals Inc. (“Terra Nova”) on the exploration of its Australian Cooper Basin holdings (the "Farm-Out"). The Farm-Out, which was made effective May 11, 2012, set out terms by which Terra Nova may earn a 55% working interest in ACOR's PEL 112 and PEL 444 concessions by funding seismic acquisition and a six (6) well drilling program on the properties.

The Farm-Out provides terms under which Terra Nova may earn a 55% undivided working interest in PEL 112 and PEL 444 (the "Farm-Out Interest"). To earn the Farm-Out Interest, Terra Nova is required to fund exploration and development expenditures (the "Earning Obligations") totaling at least AUD$13,700,000 (US$14,300,000) including:

AUD$4,700,000 (USD$4,900,000) to be placed in escrow on or before May 25, 2012 for use in the completion of a seismic acquisition program sufficient to meet the minimum seismic acquisition requirements, and interpretation of the acquired data for PEL 112 and PEL 444 (earning a 20% working interest in each license); and

AUD$4,500,000 (US$4,700,000) to be placed in escrow on or before November 1, 2012 to secure Terra Nova's obligation to sole fund the dry-hole costs of an initial three (3) well drilling program on either PEL 112 or PEL 444, provided that at least one well is drilled on each license (earning a working interest of 5.833% per well in each license, totaling a working interest of 17.5%); and

AUD$4,500,000 (US$4,700,000) to be placed in escrow on or before the later of March 1, 2013 or 45 days following completion or abandonment of the third well in the initial well program, for use in funding the first AUD$4,500,000 in dry-hole costs of an optional three (3) well drilling program on either PEL 112 or PEL 444, provided that at least one well is drilled on each license (earning a working interest of 5.833% per well in each license, totaling a working interest of 17.5%).

Terra Nova initiated seismic operations PEL 112 on July 25, 2012 and will acquire 127 square kilometers of the 3D. A drilling inventory identified from more than 400 km of existing 2D seismic data on PEL 112 has generated 27 leads having potential drilling locations. The Company and its working interest partners have isolated, and high-graded 12 of the 27 leads that will be the focus of the 3D seismic survey. The survey is anticipated to be completed in late August, with processing and interpretation to be completed in the fourth quarter.

ACOR was originally awarded PEL 108, PEL 109 and PEL112 in 2000, and subsequently entered into a farm-out arrangement with Holloman to drill three wells retaining a 13.8325% carried working interest. During the quarter ended June 30, 2008, Holloman drilled the Pecos #1 well on PEL 112 being the first of the three wells. The Pecos #1 well was as a dry hole. During 2008 Holloman obtained approval from the South Australian Government for new exploration terms giving a new five-year work program for PEL 112 and consolidating PEL 108 & 109 to a new Exploration Permit PEL 444.

Pursuant to the Farm-Out, Terra Nova will earn the Farm-Out Interest in portions based upon successful completion of specific Earning Obligations. In each instance, the Current Working Interest Partners will each contribute a portion of the working interest earned by Terra Nova. In the event Terra Nova earns the entire Farm-In Interest ACOR will contribute an undivided 8.222% working interest in both PEL 112 and PEL 444, resulting in a residual working interest of 5.6105%.

ACOR will benefit from the significantly higher capital investment being made by Terra Nova than that which was obligated under the original Holloman farm-out. ACOR now has a full carry through 3D seismic and up to 6 exploration wells, compared to a full carry on 2 remaining wells under the Holloman farm-out.

Liquidity and Capital Resources

The Company has historically addressed its long-term liquidity needs for the oil and gas exploration and development for its Australian working interests. Through the use of farm-out agreements the Company sells a portion of its ownership interest in the concession to an outside party who is then responsible for the exploration activities i.e. seismic, drilling etc.

In addition, the Company may also satisfy its future capital requirements by selling its common stock. Should the Company become unable to reach satisfactory farm-out arrangements or obtain financing from the sale of its securities or some other source, the Company may not be able to achieve some of its future goals.

In consideration for Bowen/Surat basin assets, the Company issued 21,780,935 shares of common stock to the vendors, and the Company has agreed to pay the vendors US$3.0 million within 12 months of the closing of the acquisition.  The Vendors have secured a first lien over PL 18, PL 40, and PL 280.  The Company intends to secure a reserve based lending facility to refinance the short-term debt, which does not accrue interest or other charges within 12 months of closing.

In connection with Bowen/Surat acquisition, the Company issued 5,473,385 shares of common stock at a price of $0.35 per share for gross proceeds of $1,915,685. The use of proceeds was for the funding of a workover program of certain wells on PL 40 and PL 280. The program will reactivate two old wells at a cost of A$550,000 and is anticipated to bring total field production to approximately 25 barrels of oil per day. The workover program is scheduled to begin in late August 2012.

The principal assets of ACOR are oil and gas properties. On June 30, 2012 the Company reported $9,202,291 in total net property and equipment compared to $961,727 on December 31, 2011. The increase is attributable to the acquisition of the Bowen/Surat basin assets.

Total Current Assets increased from $56,948 on December 31, 2011 to $1,298,913 at June 30, 2012. The increase is attributable to the financing the Company completed on March 1, 2012. The Company's Total Current Assets as of June 30, 2012, was $1,298,913 with Total Current Liabilities of $3,523,973 giving a liquidity ratio of .37 to 1. The Company's cash position was $1,279,045 on June 30, 2012 compared to $28,551 on December 31, 2011. The change in Current Assets from December 31, 2011 is directly related to the amount of cash on hand.

Total Assets on June 30, 2012 were $10,709,879 compared to $1,227,350 on December 31, 2011. The increase in Total Assets during the year is attributed to the financing and acquisition of the Bowen/Surat assets.

The Company has a $3.0 million note payable to the vendors of the Bowen/Surat assets. The Company intends to secure a reserve based lending facility to refinance the short-term debt, which does not accrue interest or other charges within 12 months of closing.

Stockholders' Equity increased from $883,786 on December 31, 2011 to $7,185,906 on June 30, 2012. The increase is attributed to the shares issued to the vendors of the Bowen/Surat assets, and the equity financing completed during the quarter raising $1.915 million.

Management believes that its current cash balance is sufficient to fund immediate administrative and operational needs. However, long-term plans are expected to require significant additional capital and there is not any assurance that the Company will be able to obtain such funds or obtain the required capital on terms favorable to the Company.

On June 30, 2012 the Company had 49,960,000 common shares issued and outstanding.

Results of Operations

Oil and gas revenues reported for the three months ended June 30, 2012 was $21,696 compared to $14,171 for the three months ended June 30, 2011. The increase in revenues is attributed to the higher production volumes from the concessions in the current period. The Company reported revenues of $41,477 for the six months ended June 30, 2012, which is consistent with the comparative period in the prior year.

The Australian revenues were generated from concessions ATP 267, ATP 299, ATP 560 and PEL 115. The Company holds an overriding royalty interest of 5.75% which includes 1% under ATP 299, 25% of 1% under ATP 560 and 15.15% of 1% under ATP 267. Cost of Sales decreased over both the three and six month comparable periods in the prior year attributable to a lower depletion charge in 2012.

Total operating expenses were $52,275 for the three months ended June 30, 2012 compared to $116,917 for the quarter ended June 30, 2011. Total operating expenses were $125,683 for the six months ended June 30, 2012, compared to $166,064 over the same period in the prior year. The decrease over the comparative period is attributed to lower Personnel and Directors fees incurred in the current period.

The Company's operating loss was $36,734 for the quarter ended June 30, 2012 compared to an operating loss of $117,073 for the same period in 2011. The Company's operating loss was $96,659 for the six months ended June 30, 2012 compared to an operating loss of $149,370 for the same period in 2011. The decreased loss over both comparable periods is attributable to the higher operating expenses and lower revenues in the comparative period.

The Company had interest income of $2,767 for the quarter ended June 30, 2012, and $5,656 in interest income for the six months ended June 30, 2012. The Company did not earn any interest in the prior year.

The Company incurred interest expense of $7,007 during the quarter ended June 30, 2012 compared to $1,176 for the quarter ended June 30, 2011. For the six months ended June 30, 2012 the Company incurred $16,459 in interest expense compared to $2,339 for the same period in the prior year. The increase over the prior year is attributable to the higher debt balance in the current period. The majority of the interest expense paid during the quarter ended June 30, 2012 was paid to officers or stockholders on their loans to the Company as was the interest paid during the quarter ended June 30, 2011.

The net loss for the three months ended June 30, 2012 was $45,438 compared to a net loss of $118,648 for the quarter ended June 30, 2011. The net loss for the six month period ended June 30, 2012 was $115,316 compared to a net loss of $159,619 in the prior year. The decreased loss over both comparable periods is attributable to the higher operating expenses and lower revenues in the comparative period.

Subsequent Events

There were no significant subsequent events to report since June 30, 2012.

Plan of Operation and Funding

The Company has applied for additional oil and gas concessions in Australia pursuant to a bid process being conducted by the state and federal governments. If successful, the Company anticipates being formally awarded the concessions by the end of 2012.

The Company is finalizing the renewal of ATP 582, which is anticipated to be completed in the third quarter of 2012.

The Company will be undertaking a workover program on its Bowen/Surat assets during the third quarter of 2012. The program is anticipated to cost A$550,000, and if successful is anticipated to provide for production of approximately 25 barrels of oil per day. In the current oil price environment, this would generate approximately A$40,000 - 50,000 in net cash flow to the Company per month.

The Company will fund its on-going operations through the production from the Bowen/Surat assets, and through additional equity financings.

Material Commitments

The Company as of June 30, 2012 does not have any material work or exploration commitments on its oil and gas interests in Australia as the Company has been successful in entering into farm-out arrangements to transfer those exploration costs to others in lieu of cash, carried working interests and/or an override.

Purchase of Significant Equipment

The Company will be incurring A$550,000 in expenses during the third quarter for the workovers on its Bowen/Surat basin assets. These expenses will include oil and gas production equipment and service rig charges required for the workovers.

Related Party Transactions

During 2012, the Company paid $30,405 for personnel costs and other expenses to related parties, primarily Secretarial Services, Inc. and Tensleep Oil & Production, Inc. In addition, the Company reimbursed Australian Grazing & Pastoral Co., Pty. Ltd. for professional fees. Robert Kamon, a former secretary and director of the Company, controls Secretarial Services, Inc., Tensleep Oil & Production, Inc. and Australian Grazing & Pastoral Co., Pty. Ltd.

Off-Balance Sheet Arrangements

As of June 30, 2012, the Company had no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are a small reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of June 30, 2012, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and our principal financial officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting during the quarter ended June 30, 2012 that have materially affected or are reasonably likely to materially affect our internal controls.